Exhibit 99.1

Fanhua Announces US$20 Million Share Buyback Program

GUANGZHOU, China, December 20, 2022 (GLOBE NEWSWIRE) -- Fanhua Inc. (“Fanhua” or the “Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that its board of directors has approved a corporate share repurchase program under which the Company may repurchase up to US$20 million of its American depositary shares (“ADSs”) from time to time, in such manners as management deems appropriate. The repurchased shares will be used to fund the Company’s future acquisitions in relations to the expansion of its open platform.

The Company’s proposed repurchases will be made from time to time in the open market at prevailing market prices and/or in privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations. Fanhua plans to fund the share repurchase program from its available cash reserve.

Mr. Yinan Hu, Chairman and CEO of Fanhua, said: “As our platform-based development strategy takes effect as expected, the management has set a target of restarting rapid growth in 2023. Considering that the Company’s shares are significantly undervalued, we believe a share back program through which we can use the repurchased shares to pay for future acquisitions will be an effective way to maximize share value for our shareholders.”

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase for their policy holders a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2022, our distribution and service network consisted of 697 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 100 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@Fanhuaholdings.com

Source: Fanhua Inc.